 File No. 812-14149

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF
EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

FROM ALL PROVISIONS OF THE ACT

_____________________

Allstate Assurance Company

and

Allstate Assurance Company Separate Account B

_____________________

Questions, Communications, Notice and Order to:

J. Paul Jullienne, Esq.

Unum Group

1 Fountain Square

Chattanooga, TN 37402

Copies of Communications, Notice and Order to:

Richard T. Choi, Esq.

Carlton Fields Jorden Burt, P.A.

1025 Thomas Jefferson Street, N.W., Suite 400 West

Washington, D.C. 20007

_____________________

November 18, 2016

_____________________

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of ALLSTATE ASSURANCE COMPANY and ALLSTATE ASSURANCE COMPANY SEPARATE ACCOUNT B 3100 Sanders Road, Suite J5B Northbrook, IL 60062 File No. 812-14149	) ) ) ) ) ) ) ) ) ) ) ) ) ) )

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF
EXEMPTION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940

FROM ALL PROVISIONS OF THE ACT

Allstate Assurance Company (the “Company”) and Allstate Assurance Company Separate Account B (the “Separate Account” and, together with the Company, the “Applicants”) hereby request in this third amended and restated application (“Amended Application”) an order of the U.S. Securities and Exchange Commission (“Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Separate Account from all provisions of the Act, subject to the conditions set out in Section IV. Proposed Conditions, below (the “Order”).

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I. STATEMENT OF FACTS

A.     The Separate Account

The Separate Account was established as a managed separate account of the Company on August 21, 1967 for the purpose of funding certain variable annuity contracts (the “Contracts”). The Separate Account is registered as an open-end management investment company under the Act.1 Its investment objective is long-term capital growth, which it pursues by investing primarily in a diversified portfolio of common stocks.

Provident Investment Management, LLC (“PIM”), a subsidiary of Unum Group (“Unum”), serves as the investment adviser to the Separate Account. The Variable Annuity Life Insurance Company (“VALIC”) and The Paul Revere Life Insurance Company (“Paul Revere”) provide administrative services to the Separate Account.2 A Board of Managers, a majority of which consists of persons who are independent of the Separate Account within the meaning of the Act, currently oversees the Separate Account’s operations.

1 File No. 811-01525. Pursuant to Rule 0-4 under the Act, the file is incorporated herein by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

2 Neither VALIC nor Paul Revere is an “affiliated person” of the Applicants within the meaning of Section 2(a)(3) of the Act.

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The Separate Account is one of two investment options available under the Contracts. The other investment option under the Contracts is the Company’s general account, which pays a fixed rate of interest (“Fixed Account”). The Fixed Account consists of the Company’s assets other than those in segregated asset accounts and is not registered under the Act. As of September 30, 2016, there were a total of 125 individual Contract owners, only 47 of whom were invested in the Separate Account.3 Contract owners may transfer account assets to or from the Fixed Account and the Separate Account, but only once every 12 months.

Redemptions have significantly reduced the Separate Account’s assets over the past decade and are likely to continue notwithstanding any positive investment performance that may result in a net increase in the Separate Account’s assets. As of September 30, 2016, the Separate Account had only approximately $822,687 in total net assets.

B.	Discontinuance of Sale of New Contracts

The public offering of the Contracts under the Securities Act of 1933 (“Securities Act”) was registered in 1967.4 The Company discontinued the sale of new Contracts in 1984. Although the Contracts allow Contract owners to make additional contributions, the Company has not received an additional contribution under the Contracts since

3 As of July 31, 2015, there were no group contracts outstanding.

4 File No. 2-27135. Pursuant to Rule 0-4 under the 1940 Act, the file is incorporated herein by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

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November 2006, which was allocated to the Fixed Account. No contributions or transfers have been allocated to the Separate Account since 2002. The Company has no intention of offering the Contracts to new purchasers, and conducts no solicitation or marketing activities with respect to the Contracts.

In 2009, in light of all the circumstances, including the declining asset base of the Separate Account and the absence of investor interest, the Company began taking steps to terminate the registration of the Separate Account as an investment company under the Act. To reduce the number of Contract owners investing in the Separate Account in furtherance of this purpose, the Company offered Contract owners a one-time, 10% bonus if they elected to (a) withdraw their balance from the Separate Account, (b) transfer their balance to the Fixed Account, or (c) receive fixed annuity payments instead of variable annuity payments (for those Contract owners currently receiving annuity payments). Pursuant to the offer, the Separate Account was able to reduce the number of beneficial owners invested in the Separate Account to less than 100. At a special meeting held on June 19, 2009, at which a quorum of voting securities held by Contract owners was present in person or by proxy, Contract owners invested in the Separate Account voted to approve the filing of an application with the Securities and Exchange Commission to terminate the Separate Account’s registration as an investment company. The proposal was approved by Contract owners holding 90.79% of the voting securities represented at the special meeting.

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II. REQUEST FOR EXEMPTION

Applicants respectfully request that the Commission, pursuant to Section 6(c) of the Act, issue an Order granting an exemption from all provisions of the Act, subject to the conditions set out in Section IV. Proposed Conditions below. Applicants believe, based on the grounds set out under Section II.B. below, that the requested exemption meets the standards of Section 6(c) of the Act.

A.       Applicable Law - Section 6(c)

Section 6(c) of the Act authorizes the Commission to “conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from the provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act.]”

B.	Grounds For Relief

For the reasons stated below, Applicants believe that the requested exemption is appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the Act.

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Section 3(c)(1) of the Act makes clear that Congress intended to exclude from the Act entities in which there is no significant public interest.5 As noted above, only 47 beneficial owners are currently invested in the Separate Account, well below the 100 person limit of Section 3(c)(1). In addition, the Company discontinued the sale of new Contracts in 1984, over 30 years ago. Likewise, the Separate Account has not received any additional Contract owner money in over a decade. No salesperson is engaged in any solicitation or marketing activity with respect to the Contracts or the Separate Account, and no compensation is being paid for any such activity. The Company has no intention of offering the Contracts to new purchasers, or encouraging any investments in the Separate Account and will not do so if the Order is granted. Although the terms and conditions of the Contracts permit Contract owners to make future allocations to or investments in the Separate Account, the Separate Account’s historical experience strongly suggests that the likelihood of receiving any such allocation or investment is remote.

In addition, Contract owners do not need the protections afforded by the Act and voted in 2009 to approve the Company’s filing of an application to terminate the Separate Account’s registration under the Act. Contract owners are adequately protected by the fact that their longstanding relationship with the Company of over 30 years is established by the terms and conditions of the Contracts, which may not be changed without Contract owner approval except where permitted or required by applicable law.  The Contracts, among other things, fix the fees and charges (including management fees) associated with

5 H.R. Rep. No. 1341, 96th Cong., 2d Sess. 35 (1980); S. Rep. No. 958, 96th Cong., 2d Sess. 20 (1980). (“Section 3(c)(1) was intended to exclude from the Act private companies in which there is no significant public interest and which are therefore not appropriate subjects of federal regulation.”)

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the Separate Account, thus distinguishing the Separate Account from mutual funds whose expenses can change periodically.  The Contracts also confer upon owners the right to receive at least annually a statement (a) reflecting the investment results for the prior year, (b) listing the investments of the Separate Account as of the date of the statement, and (c) reflecting the value of the accumulation units credited to the Contracts.  Moreover, after the date of the Order requested by this Amended Application, Applicants will provide Contract owners with annual audited financial statements of the Company and the Separate Account pursuant to proposed condition 5 described below. In addition, the Contracts are governed by and administered according to state insurance law, which requires that the Company maintain in the Separate Account assets with a value at least equal to the reserves and other contract liabilities with respect to the Separate Account; that the income, gains and losses, realized or unrealized, from assets allocated to the Separate Account be credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company; and that assets of the Separate Account equal to the reserves and other contract liabilities with respect to the Separate Account not be charged with liabilities arising out of any other business the Company may conduct. (These protections also are delineated in condition 3 below.) Furthermore, the requested relief would be subject to the other conditions described in Section IV. Proposed Conditions, below.

Furthermore, there is very little Contract owner interest in the Separate Account. The last time a premium was received under a Contract was in November 2006, and the last time a premium or transfer was allocated to the Separate Account was in

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2002.   Redemptions have significantly reduced the Separate Account’s assets over the past decade and such redemptions are likely to continue. Granting the requested relief would enable Applicants to avoid the difficulties of trying to efficiently manage the Separate Account in compliance with the diversification and other requirements of the Act as assets dwindle down to zero. Granting the requested relief also would enable Applicants to avoid the significant ongoing legal, accounting, and other costs of maintaining a registered investment company, which costs currently exceed the amount of revenues generated by the fees under the Contracts.

III. APPLICABLE PRECEDENT

The Commission has granted exemptions pursuant to Section 6(c) of the Act from all provisions of the Act to entities that represented they were and would remain private investment companies, consistent with Section 3(c)(1) of the Act, notwithstanding the fact that they had or would exceed the 100 beneficial owner limit of Section 3(c)(1).6 The Commission staff also has granted no-action relief to allow a life insurance company to deregister under the Act, to continue to maintain its variable annuity separate account (which funded fewer than 100 individually owned variable annuity contracts) without registration under the Act, and to receive purchase payments on outstanding variable annuity contracts funded by such separate account without registration under the

6See, e.g., Pitcairn Group (File No. 812-9694), Investment Company Act Release No. 21525 (Nov. 20, 1995) (notice); Investment Company Act Release No. 21616 (Dec. 20, 1995) (order); Bessemer Securities Corporation (File No. 812-7752), Investment Company Act Release No. 18529 (Feb. 5, 1992) (notice); Investment Company Act Release No. 18594 (Mar. 3, 1992) (order).

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Securities Act.7

Contract owners will continue to be protected, inasmuch as the Contracts will continue to be governed by and administered in accordance with state insurance laws, as well as the other terms and conditions of this Amended Application. Moreover, Applicants believe that the level of public interest in the Separate Account is well below the level that, under the provisions and policies of Section 3(c)(1), would require the Separate Account to remain subject to the Act. Thus, Applicants believe that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IV. PROPOSED CONDITIONS

Applicants consent to the following conditions:

1.	The Company will continue to be responsible for satisfying all the obligations to Contract owners as specified under the terms of their Contracts. In addition, promptly after the Commission issues a notice of the Order requested by this Amended Application, the Company will deliver a written document to all Contract owners that will state that notice of the Order requested by this Amended Application has been issued; that, consequently, upon granting of the Order certain legal protections afforded to Contract owners allocating assets to an

7 Aetna Variable Annuity Life Insurance Company, SEC Staff No-Action Letter (June 17, 1974).

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investment company registered under the Act no longer apply to Contract owners with assets in the Separate Account; that, nevertheless, the terms and conditions of such Contracts have not changed; and that the Company continues to be responsible for satisfying all the obligations to such Contract owners as specified under the terms of their Contracts. In the event a Contract owner transfers money from the Fixed Account to the Separate Account, the Company and the Separate Account will notify such transferring Contract owner that the Separate Account is no longer a Separate Account registered under the Act and provide the Contract owner a one-time opportunity to transfer the money back into the Fixed Account prior to the 12 month holding period required by the Contracts. Any subsequent transfer by the same Contract owner from the Fixed Account to the Separate Account will be subject to the 12 month holding period required by the Contracts.

2.	The Company will continue to be responsible for maintaining records of the values under each owner’s Contract, providing quarterly statements and transaction confirmations to Contract owners, and all other administrative functions in connection with the Separate Account. As in the past, the Company may retain one or more administrators to provide such services, but the Company will remain ultimately responsible therefor.

3.	The Separate Account will at all times continue to be operated in the manner contemplated by Rule 0-1(e)(1) and (2) under the Act. Specifically:

(a) the Separate Account will continue to be an account established and

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maintained by an insurance company pursuant to the laws of a state or territory of the United States under which income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the insurance company,

(b) the Separate Account shall be legally segregated and the assets of the Separate Account will, at the time during the year that adjustments in the reserves are made have a value at least equal to the Company’s reserves and other contract liabilities with respect to the Separate Account, and, at all other times, will have a value approximately equal to or in excess of such reserves and liabilities, and

(c) that portion of the Separate Account’s assets having a value equal to such reserves and contract liabilities will not be chargeable with liabilities arising out of any other business that the Company may conduct.

4.	The Company and the Separate Account will operate in compliance with applicable state insurance law, including but not limited to filing annual audited financial statements of the Company and the Separate Account with the insurance department of the Company’s domiciliary state.

5.	The Company will provide Contract owners invested in the Separate Account with copies of the annual audited financial statements of the Company and the Separate Account.

6.	The Company and the Separate Account will not solicit additional contributions from Contract owners, or resume the sale of Contracts, and will not use the Separate Account to issue any other annuity contracts that would require the Separate Account to be registered under the Act unless so registered. In addition,

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the Company and the Separate Account will not solicit transfers from the Fixed Account into the Separate Account. Furthermore, the Separate Account will not be used for any other business other than as a funding vehicle for the Contracts.

7.	The Separate Account will re-register under the Act should the number of beneficial owners invested in the Separate Account exceed 100.

8.	The Separate Account will continue to create, maintain, and keep current the books and records required by Rules 31a-1 and 31a-2 under the Act for the periods specified by these Rules.

V. CONCLUSION

Applicants submit, based on the grounds stated herein, that their exemptive request meets the standards set out in Section 6(c) of the Act and that the Commission, therefore, should grant the requested Order.

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AUTHORIZATION

Under the Certificate of Incorporation and By-Laws of Allstate Assurance Company (the “Company”), its business and affairs are to be conducted by its Board of Directors. In accordance with the aforesaid Certificate and By-Laws, resolutions were adopted by a vote of the Board of Directors of the Company authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Amended Application. Copies of these resolutions were previously filed as Exhibit A to the original application filed with the Securities and Exchange Commission on April 12, 2013. The Company has caused this Amended Application to be duly signed, in the City of Northbrook and State of Illinois on the 18th day of November, 2016.

 ALLSTATE ASSURANCE COMPANY

 By:    /s/ Angela K. Fontana

  Angela K. Fontana

 Title: Vice President, General Counsel & Secretary

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VERIFICATION

The undersigned states that (i) she has executed the attached amended and restated application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (“Amended Application”) on behalf of Allstate Assurance Company, (ii) she is the Vice President, General Counsel, and Secretary of Allstate Assurance Company, and (iii) all action by the members of the Board of Directors of the Company necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned also states that she is familiar with the Amended Application, and the contents thereof, and that the facts set forth in the Amended Application are true to the best of her knowledge, information, and belief.

 /s/ Angela K. Fontana

Angela K. Fontana

Vice President, General Counsel & Secretary

Allstate Assurance Company

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AUTHORIZATION

Under the Rules and Regulations of Allstate Assurance Company Separate Account B (“Separate Account”), its business and affairs are to be conducted by its Board of Managers. In accordance with such Rules and Regulations, the Board of Managers adopted resolutions authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Amended Application. Copies of these resolutions were filed as Exhibit B to the original application filed with the Securities and Exchange Commission on April 12, 2013. The Separate Account has caused this Amended Application to be duly signed, in the City of Chattanooga and State of Tennessee on the 18th day of November, 2016.

ALLSTATE ASSURANCE COMPANY

SEPARATE ACCOUNT B

By:    /s/ J. Paul Jullienne

  J. Paul Jullienne

Title:      Secretary, Allstate Assurance Company

Separate Account B

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VERIFICATION

The undersigned states that (i) he has executed the attached amended and restated application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (“Amended Application”) on behalf of Allstate Assurance Company Separate Account B, (ii) he is the Secretary of Allstate Assurance Company Separate Account B, and (iii) all actions by security holders, the Board of Managers, and any other body necessary to authorize the undersigned to execute and file the Amended Application have been taken. The undersigned also states that he is familiar with the Amended Application, and the contents thereof, and that the facts set forth in the Amended Application are true to the best of his knowledge, information, and belief.

/s/ J. Paul Jullienne

J. Paul Jullienne, Secretary

Allstate Assurance Company Separate Account B

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EXHIBIT LIST

Exhibit A: Resolutions of Board of Directors of Allstate Assurance Company (previously filed)

Exhibit B: Resolutions of Board of Managers of Allstate Assurance Company Separate Account B (previously filed)

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